June 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	InfoSonics Corporation

Registration Statement on Form S-3

Filed May 27, 2015

File No. 333-204469

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InfoSonics Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on June 4, 2014, or as soon thereafter as practicable.

The Company acknowledges that:

(1) If the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INFOSONICS CORPORATION

By:	/s/ Vernon A. LoForti
Name:	Vernon A. LoForti
Title:	Chief Financial Officer